January 30, 2024
VIA EDGAR
The United States Securities
 and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:
Nationwide Variable Account-II
Nationwide Life Insurance Company
Post-Effective Amendment No. 5 (File No. 333-258296)
Ladies and Gentlemen:
We are filing on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. In that capacity, and in accordance with Regulation S-T governing electronic filing procedures, we submit for filing pursuant to Rule 485(a) under the Securities Act of 1933 ("1933 Act"):
(1)
One complete copy of Post-Effective Amendment No. 5 to the Variable Account’s Registration Statement ("Post-Effective Amendment"); and
(2)
One copy of a power of attorney authorizing certain officers of Nationwide to take various actions on behalf of Nationwide and the Variable Account, including the execution of registration statements. An original power of attorney is on file with Nationwide.
The purpose of this filing is to implement changes to the statutory prospectus rate sheet disclosure and the rate sheet supplement. A revised form of the rate sheet supplement is enclosed with this correspondence..
Nationwide represents that any applicable changes to these disclosures as a result of staff comments will also be included in the initial statutory prospectus, to the extent appropriate.
The Post-Effective Amendment has been electronically signed in accordance with Regulation S-T, and the attestation and authentication documents will be maintained on file with Nationwide and furnished upon request.
Please contact me direct at (614) 249-7001 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ Ben Mischnick
Ben Mischnick
Managing Counsel
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies